UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On January 13, 2025, the Board of Directors (the “Board”) of Polyrizon Ltd. (the “Company”) approved the appointment of Liron Carmel to its Board, effective January 13, 2025.

Mr. Liron Carmel has served as Chief Executive Officer of Xylo Technologies Ltd. (Nasdaq: XYLO) since April 2019. Mr. Carmel has vast experience in business and leadership across multiple industries, including bio pharma, internet technology, oil & gas exploration & production, real estate and financial services. In addition, he serves as chairman of the Israel Tennis Table Association. Mr. Carmel previously served on our board of directors from July 2020 to September 2024. Mr. Carmel served as the chief executive officer and director of CannaPowder (PINK: CAPD), a bio-pharma company dedicated to developing and applying innovative technology in the cannabinoid field, from 2017 and 2018. Mr. Carmel previously served as a director of Chiron Refineries Ltd. (TASE: CHR), a company engaged in consulting and initiation of transactions in the refineries field, and as a director of Gix (TASE: GIX) which operates in the field of software development, marketing and distribution to internet users. He also served as vice president business development at Yaad Givatayim development, a municipal corporation dedicated to initiate, develop and establish projects of public importance. Prior to Yaad Givatayim, Mr. Carmel served as an investment manager and as a research and strategy analyst at Excellence Nessuah, one of the leading companies in the field of provident and advanced studies funds in Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: January 21, 2025	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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